Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

December 21, 2018

VIA EDGAR

Ashley Vroman-Lee, Esq., Senior Counsel
Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     OFS Credit Company, Inc.
Registration Statement on Form N-2
(File Nos. 333-228463 and 811-23299)

Dear Ms. Vroman-Lee:
On behalf of OFS Credit Company, Inc. (the “Fund”), set forth below are the Fund’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund on December 13, 2018 regarding the Fund’s Registration Statement on Form N-2 (File Nos. 333-228463 and 811-23299) (the “Registration Statement”) and the prospectus contained therein (the “Prospectus”). The Staff’s comments are set forth below in italics and are followed by the Fund’s responses.

1.
The Staff advises the Fund that it is the responsibility of the Fund and the Fund’s management to ensure the accuracy of the Registration Statement and to provide all necessary updates to material information in the Registration Statement.

Response: The Fund acknowledges the Staff’s comment.

2.
Please advise the Staff whether the Fund will invest in covenant lite collateralized loan obligation vehicles (“CLOs”), and if so, as what percentage of its total investments. The Staff may have additional comments.

Response: The Fund advises the Staff that CLOs are not typically structured to be covenant lite. However, the underlying loans that serve as collateral for various CLOs in which the Fund will invest may be covenant lite. Typically, the indenture for a CLO will permit only a certain percentage of the underlying loans to be covenant lite. The Fund has added disclosure describing covenant lite loans and the related risks on pages 3, 28 and 48 of the Registration Statement.

3.	Please add the list of CLO equity investments referenced on pages 5 and 55 of the Registration Statement before requesting acceleration of effectiveness of the Registration Statement.

Response: The Fund acknowledges the Staff’s comment and has added the list of CLO equity investments referenced on pages 5 and 55 to pre-effective amendment No. 1 to the Registration Statement, filed on December 21, 2018.

4.	Please provide the rate of the monthly dividend on the Series A Term Preferred Stock.

Response: The Fund advises the Staff that the preferred stock monthly dividend rate will be determined at the time of pricing of the proposed preferred stock offering, and will be provided in the final prospectus which will be filed as a Form 497 filing after the effective date of the Registration Statement.

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.

5.	Please advise the Staff whether the Fund’s Amended and Restated Certificate of Incorporation will be filed as an exhibit to the Registration Statement.

Response: The Fund advises the Staff that its Amended and Restated Certificate of Incorporation was filed as an exhibit to the Fund’s Registration Statement on Form N-2 filed on August 9, 2018 (File Nos. 333-220794 and 811-23299) and was incorporated by reference into the exhibit list under Item 25 of the Registration Statement. The Fund also advises the Staff that it intends to file a Certificate of Designation relating to the preferred stock as an exhibit to the Registration Statement, and has included the form of Certificate of Designation as an appendix to the Prospectus.

6.	Please advise the Staff whether there will be a dividend reinvestment plan for preferred stock.

Response: The Fund advises the Staff that there will not be a dividend reinvestment plan for preferred stock.

7.
Please revise the risk factor titled “We cannot assure you that we will be able to successfully deploy the proceeds of this offering within the timeframe we have contemplated” on page 41 to conform to the disclosure under “Use of Proceeds” on page 43.

Response: The Fund has revised the risk disclosure on page 41 in accordance with the Staff’s comment.

*	*	*	*	*

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0218 or Vlad Bulkin at (202) 383-0815.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus
cc:    Tod Reichert, OFS Capital Management, LLC
Vlad M. Bulkin, Eversheds Sutherland (US) LLP

Eversheds Sutherland (US) LLP is part of a global legal practice, operating through various separate and distinct legal entities, under Eversheds Sutherland. For a full description of the structure and a list of offices, please visit www.eversheds-sutherland.com.